UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 14, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI : CIRCULAR TO SHAREHOLDERS**
INCLUDING A NOTICE OF GENERAL MEETING



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

14 October 2011

ANGLOGOLD ASHANTI ISSUES CIRCULAR CONVENING A GENERAL MEETING

A circular, including a notice convening a general meeting to be held on Wednesday, 16 November 2011 at 12:00 South African time, in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa was posted to shareholders today, Friday, 14 October 2011.

Shareholders will be asked to grant approval for the provision of financial assistance by AngloGold Ashanti to related or inter-related companies in terms of Sections 44 and/or 45 of the Companies Act, 71 of 2008.

A copy of the notice of general meeting, complete with proxy and voting instruction forms is available on the company's website under the following link:

http://www.anglogoldashanti.co.za/Investors+and+media/General+meeting.htm

ENDS

Contacts

	Tel:			**E-mail:**
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 14, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary